Filed by Chicago Mercantile Exchange Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933

                      Subject Company: Chicago Mercantile Exchange Inc. Commission File No. 000-32645

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Chicago Mercantile Exchange Inc. with the U.S. Securities Commission, including Chicago Mercantile Exchange Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.


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The following press release was issued on June 26, 2001:

June 26, 2001

To Media Covering Chicago Mercantile Exchange Inc.

For your information, please see the attached letter to shareholders disseminated this morning.

Ellen G. Resnick
Director, Corporate Communications
312/930-3435
eresnick@cme.com

William Burks
Associate Director, Corporate Communications
312/930-3446
wburks@cme.com



In connection with the proposed formation of a holding company and related transactions, CME will file with the Securities and Exchange Commission, as soon as reasonably practicable, a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which describes the proposed terms and conditions of the holding company formation. Shareholders are encouraged to read the registration statement after it is filed, and the joint proxy statement/prospectus contained in the registration statement, because these documents will contain important information about the holding company formation. The registration statement, including the joint proxy statement/prospectus, will be available for free, both on the SEC's Web site (www.sec.gov) and on the Investor Information section of CME's Web site at www.cme.com. Final materials will be mailed to all shareholders.

June 26, 2001

To All Shareholders:

On March 13, 2001, we announced that the Board of Directors authorized preparations for a possible initial public offering of Class A shares in Chicago Mercantile Exchange Inc. These steps included an examination of our corporate structure, our charter and our bylaws to ensure that CME is well positioned for the future. Upon the advice and recommendations of our financial and legal advisors, the Board of Directors approved the formation of a new holding company structure that will enable us to address a number of important issues relating to our business and corporate structure. This holding company proposal will be submitted for shareholder approval. We intend to file a registration/proxy statement shortly with the Securities and Exchange Commission.

o Implementation of Transfer Restrictions. In connection with our review, it has come to our attention that the recent charter amendment extending the transfer restrictions on Class A shares to all shareholders is not valid under Delaware law. Consequently, the original transfer restrictions put in place in connection with our November 13 demutualization are in effect. This means that 25 percent of your Class A shares can be transferred separately from the related Series B share.

         Our financial advisors have counseled us that the extended transfer restrictions contained in the recent charter amendment are critical to the success of an initial public offering. The formation of a holding company will enable us to address this issue. It is the only practical way to implement the extended transfer restrictions for all shareholders. Subject to shareholder approval, we will establish the holding company through the merger of CME into a newly formed subsidiary. In doing so, we will effectively implement the extended transfer restrictions that we asked you to support at the April 18 annual shareholders' meeting. Following the merger, these restrictions will bind all CME shareholders. We continue to believe that CME and its shareholders will benefit from effectively implementing the extended transfer restrictions.

o Strategic and Business Flexibility. Other public companies, including exchanges, have reorganized as holding companies to prepare for public offerings. A holding company will provide us with greater strategic flexibility and business opportunities, allowing us to separate our regulated derivatives exchange business from other businesses that we may pursue. The Boards of the holding company and CME will be the same. In the merger, the shareholders of CME will receive equivalent equity in the new holding company, with trading privileges remaining at the Exchange subsidiary. The "core rights" of Class B shareholders, including the right to elect a specified number of directors, will be maintained.

o Separate the Value of the "Class A Share Equivalents." At the time of demutualization, we adopted a capital structure consisting of Class A common stock, representing "pure" equity in Chicago Mercantile Exchange Inc. We also exchanged CME, IMM, IOM and GEM memberships and fractions for different series of Class B shares, representing trading privileges and membership rights, as well as allocations of equity rights in the form of "Class A share equivalents," which were embedded in the Class B shares. The decision to embed equity in the Class B shares was made in order to help ensure a tax-free transaction for our shareholders. Since the completion of our demutualization transaction, many shareholders have inquired about whether an opportunity exists for them to achieve the direct benefit of the Class A share equity component of their Class B shares. One important advantage of the formation of the holding company is that we will extract the Class A equity component of each series of Class B shares by issuing to each Class B shareholder additional Class A shares equal to that equity component. On the basis of both the tax ruling we received and the advice of our tax counsel, we believe that this separation can be done on a tax-free basis. We are seeking a supplemental ruling from the Internal Revenue Service to that end. The Board believes that shareholders will benefit from the ability to realize the existing equity value of their Class B shares, if they so choose, by selling the newly issued Class A shares when permitted.

Please be advised that, in order to ensure that this significant information is widely distributed to our shareholders, the share market conducted in the Shareholder Relations and Membership Services Department will not open until 12:00 noon (Chicago time) today, Tuesday, June 26, 2001.

Note that we will hold informational meetings at 2:15 and 3:30 p.m. on Tuesday, July 17, in the Auditorium to address shareholder questions. In the interim, questions regarding the foregoing should be directed to: Ms. Ann Cresce, Director and Corporate Secretary, at (312) 930-3488, or Mr. Jim Falvey, Director and Associate General Counsel, at (312) 930-3046.



Scott Gordon                       Jim McNulty
Chairman                           President and Chief Executive Officer


In connection with the proposed formation of the holding company and related transactions, we will file with the Securities and Exchange Commission, as soon as reasonably practicable, a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which describes the proposed terms and conditions of the holding company formation. Shareholders are encouraged to read the registration statement after it is filed, and the joint proxy statement/prospectus contained in the registration statement, because these documents will contain important information about the holding company formation. The registration statement, including the joint proxy statement/prospectus, will be available for free, both on the SEC's Web site (www.sec.gov) and on the Investor Information section of our Web site at www.cme.com. Final materials will be mailed to all shareholders.


                                 * * * * *

The following letter was distributed to the shareholders of Chicago Mercantile Exchange Inc. on June 26, 2001.

June 26, 2001

To All Shareholders:

On March 13, 2001, we announced that the Board of Directors authorized preparations for a possible initial public offering of Class A shares in Chicago Mercantile Exchange Inc. These steps included an examination of our corporate structure, our charter and our bylaws to ensure that CME is well positioned for the future. Upon the advice and recommendations of our financial and legal advisors, the Board of Directors approved the formation of a new holding company structure that will enable us to address a number of important issues relating to our business and corporate structure. This holding company proposal will be submitted for shareholder approval. We intend to file a registration/proxy statement shortly with the Securities and Exchange Commission.

o Implementation of Transfer Restrictions. In connection with our review, it has come to our attention that the recent charter amendment extending the transfer restrictions on Class A shares to all shareholders is not valid under Delaware law. Consequently, the original transfer restrictions put in place in connection with our November 13 demutualization are in effect. This means that 25 percent of your Class A shares can be transferred separately from the related Series B share.

         Our financial advisors have counseled us that the extended transfer restrictions contained in the recent charter amendment are critical to the success of an initial public offering. The formation of a holding company will enable us to address this issue. It is the only practical way to implement the extended transfer restrictions for all shareholders. Subject to shareholder approval, we will establish the holding company through the merger of CME into a newly formed subsidiary. In doing so, we will effectively implement the extended transfer restrictions that we asked you to support at the April 18 annual shareholders' meeting. Following the merger, these restrictions will bind all CME shareholders. We continue to believe that CME and its shareholders will benefit from effectively implementing the extended transfer restrictions.

o Strategic and Business Flexibility. Other public companies, including exchanges, have reorganized as holding companies to prepare for public offerings. A holding company will provide us with greater strategic flexibility and business opportunities, allowing us to separate our regulated derivatives exchange business from other businesses that we may pursue. The Boards of the holding company and CME will be the same. In the merger, the shareholders of CME will receive equivalent equity in the new holding company, with trading privileges remaining at the Exchange subsidiary. The "core rights" of Class B shareholders, including the right to elect a specified number of directors, will be maintained.

o Separate the Value of the "Class A Share Equivalents." At the time of demutualization, we adopted a capital structure consisting of Class A common stock, representing "pure" equity in Chicago Mercantile Exchange Inc. We also exchanged CME, IMM, IOM and GEM memberships and fractions for different series of Class B shares, representing trading privileges and membership rights, as well as allocations of equity rights in the form of "Class A share equivalents," which were embedded in the Class B shares. The decision to embed equity in the Class B shares was made in order to help ensure a tax-free transaction for our shareholders. Since the completion of our demutualization transaction, many shareholders have inquired about whether an opportunity exists for them to achieve the direct benefit of the Class A share equity component of their Class B shares. One important advantage of the formation of the holding company is that we will extract the Class A equity component of each series of Class B shares by issuing to each Class B shareholder additional Class A shares equal to that equity component. On the basis of both the tax ruling we received and the advice of our tax counsel, we believe that this separation can be done on a tax-free basis. We are seeking a supplemental ruling from the Internal Revenue Service to that end. The Board believes that shareholders will benefit from the ability to realize the existing equity value of their Class B shares, if they so choose, by selling the newly issued Class A shares when permitted.


Please be advised that, in order to ensure that this significant information is widely distributed to our shareholders, the share market conducted in the Shareholder Relations and Membership Services Department will not open until 12:00 noon (Chicago time) today, Tuesday, June 26, 2001.

Note that we will hold informational meetings at 2:15 and 3:30 p.m. on Tuesday, July 17, in the Auditorium to address shareholder questions. In the interim, questions regarding the foregoing should be directed to: Ms. Ann Cresce, Director and Corporate Secretary, at (312) 930-3488, or Mr. Jim Falvey, Director and Associate General Counsel, at (312) 930-3046.


Scott Gordon                             Jim McNulty
Chairman                                 President and Chief Executive Officer


In connection with the proposed formation of the holding company and related transactions, we will file with the Securities and Exchange Commission, as soon as reasonably practicable, a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which describes the proposed terms and conditions of the holding company formation. Shareholders are encouraged to read the registration statement after it is filed, and the joint proxy statement/prospectus contained in the registration statement, because these documents will contain important information about the holding company formation. The registration statement, including the joint proxy statement/prospectus, will be available for free, both on the SEC's Web site (www.sec.gov) and on the Investor Information section of our Web site at www.cme.com. Final materials will be mailed to all shareholders.